Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-278572
Relating to Preliminary Prospectus Supplement dated May 7, 2024
To Prospectus dated April 17, 2024
Host Hotels & Resorts, L.P.
Pricing Term Sheet
5.700% Series K Senior Notes due 2034
May 7, 2024

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Positive) / BBB- (Stable) / BBB (Stable)

Title of Securities:	5.700% Series K Senior Notes due 2034 (the “Notes”)

Aggregate Principal Amount:	$600,000,000

Trade Date:	May 7, 2024

Settlement Date:	May 10, 2024 (T+3)

Final Maturity Date:	July 1, 2034

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2025

Record Dates:	December 15 and June 15

Price to Public:	98.318%, plus accrued interest from May 10, 2024

Gross Proceeds:	$589,908,000

Coupon:	5.700%

Yield to Maturity:	5.921%

Spread to Benchmark Treasury:	+ 147 basis points

Benchmark Treasury:	UST 4.00% due February 15, 2034

Benchmark Treasury Yield:	4.451%

Optional Redemption:
Prior to April 2, 2034 (90 days prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places)

equal to the greater of:
•100% of the principal amount of the Notes to be redeemed; and
•(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, in each case discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued thereon to the date of redemption, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.
At any time on or after the Par Call Date, the Notes will be redeemable as a whole or in part, at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the date of redemption.

CUSIP / ISIN:	44107T BB1 / US44107TBB17

Use of Proceeds:
The Company estimates the net proceeds from the sale of the Notes will be approximately $584 million, after deducting the underwriting discount, fees and expenses payable by the Company. The Company intends to allocate an amount equal to the net proceeds from the sale of the Notes to finance and/or refinance one or more Eligible Green Projects, including the April 2024 acquisition of the 1 Hotel Nashville and Embassy Suites by Nashville Downtown.

Following the allocation to Eligible Green Projects, the Company intends to use the net proceeds from this offering to repay the remaining $215 million of borrowings outstanding under the revolver portion of its senior credit facility. Pending full allocation of an amount equal to the net proceeds from this offering to Eligible Green Projects, the Company intends to hold or invest an amount equal to the balance of the net proceeds not yet allocated to Eligible Green Projects in cash, cash equivalents, treasury securities and/or to repay existing borrowings in line with its treasury management policies.

Underwriters:
Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.

Co-Managers:	PNC Capital Markets LLC
Truist Securities, Inc.
TD Securities (USA) LLC
Credit Agricole Securities (USA) Inc.
SMBC Nikko Securities America, Inc.
BNY Mellon Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.
The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (collect) (212) 834-4533; BofA Securities, Inc. at Toll-Free: 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; or Wells Fargo Securities, LLC by email: wfscustomerservice@wellsfargo.com or Toll-Free: 1-800-645-3751.
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